EXHIBIT 99.1

Hydrogenics Enters into Strategic Collaboration with StratosFuel for 2.5 MW Power-to-Gas Project in California

North America’s Largest Renewable Hydrogen Plant to Power Fuel Cell Vehicles

MISSISSAUGA, Ontario, Nov. 01, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has entered into a strategic partnership with StratosFuel, which, subject to permitting and funding, would result in North America’s largest zero-emission hydrogen power plant. The 2.5-megawatt Zero Impact Production (ZIP) hydrogen facility in Palm Springs, California will use Hydrogenics’ state-of-the-art PEM electrolyzers to convert wind and solar energy into 1,000 kilograms of renewable hydrogen per day.

The Palm Springs region in California has an abundance of wind and solar power. By using StratosFuel’s power purchase agreement, Hydrogenics electrolyzers will enable StratosFuel to provide clean renewable hydrogen to hundreds of fuel cell vehicles every day in the Southern California region.

“We are very pleased to enter into this strategic collaboration and be the exclusive supplier for the largest commercial MW-scale Power-to-Gas plant in North America,” said Daryl Wilson President & CEO of Hydrogenics. “Our PEM technology gives us the ability to bring the world’s most efficient electrolyzer to the US market for 100% clean, renewable hydrogen production. By working with StratosFuel, we will help them move forward to meet and exceed government regulations on renewable hydrogen and put it to use powering fuel cell vehicles in the area.”

The ZIP Hydrogen facility will be constructed in three phases. Phase 1 – the 2.5 megawatts – is currently undergoing permitting and funding approval and is expected to begin construction in 2017. Upon successful implementation, it is envisioned that the capacity of the plant will be doubled in Phase 2 and further expanded in Phase 3 as the demand for renewable hydrogen grows in the State of California.

“Utilizing wind and solar energy to create hydrogen represents a paradigm shift to a cleaner and more sustainable source of fuel for transportation and industry,” stated Jonathan Palacios-Avila CEO at StratosFuel. “To locally produce hydrogen that is 100% carbon-free is a major milestone, and we are pleased to be working with Hydrogenics to make this a reality.”

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About StratosFuel
StratosFuel (www.stratosfuel.com) is a leading developer of hydrogen fueling stations and renewable production facilities and station user interface solutions.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com